Exhibit (h)(30)

Approval of Fee Waiver and Expense Reimbursement Arrangements

WHEREAS:	LMPFA has agreed to waive fees and/or reimburse operating expenses to the extent necessary to limit total operating expenses, other than taxes; interest; extraordinary expenses; brokerage commissions and expenses; fees, costs and expenses associated with any prime brokerage arrangement (including the costs of any securities borrowing arrangement); acquired fund fees and expenses; and dividend and interest expenses on securities sold short to 2.70% for Class A shares, 3.45% for Class C shares, 2.70% for Class FI shares, 2.95% for Class R shares, 2.45% for Class I shares and 2.30% for Class IS shares, subject to recapture as described below; therefore, be it

RESOLVED:	That the Board approves and agrees to this arrangement, subject to the following:

•     That this arrangement will continue until December 31, 2015, unless modified or terminated prior to that date by agreement of Permal and the Board, and that this arrangement may be terminated at any time after such date by Permal;

• That the arrangement may be modified by Permal to decrease total annual operating expenses of a class at any time;

•     That Permal is permitted to recapture amounts waived or reimbursed to a class during the same fiscal year if the class’ total annual operating expenses have fallen to a level below the limits described above; and

•     That in no case will Permal recapture any amount that would result, on any particular business day of the Fund, in the class’ total annual operating expenses exceeding the limit described above or any other lower limit then in effect; and further

RESOLVED:	That the officers of the Fund be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolutions in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions or signatures.